Exhibit 99.46

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CYBIN Announces Upsize to Previously Announced Bought Deal Offering

TORONTO, CANADA – January 19, 2021 – Cybin Inc. (NEO:CYBN) (“Cybin” or the “Company”), a life sciences company focused on psychedelic pharmaceutical therapies, is pleased to announce today that, due to strong demand, it has agreed with a syndicate of underwriters led by Canaccord Genuity Corp. (collectively, the “Underwriters”), to increase the size of its previously announced CDN$20,025,000 “bought deal” offering of units. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a “bought deal” basis, 13,340,000 units of the Company (“Units”), at a price of CDN$2.25 per Unit (the “Offering Price”), for aggregate gross proceeds of CDN$30,015,000 (the “Offering”).

Each Unit will be comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share (a “Warrant Share”) for a period of 36 months following the closing of the Offering (the “Closing”) at an exercise price of CDN$3.25 per Warrant Share. In the event that the volume weighted average trading price of the Common Shares on the Neo Exchange Inc. (the “NEO Exchange”) for ten (10) consecutive trading days exceeds CDN$5.00 per Common Share, the Company shall have the right to accelerate the expiry date of the Warrants upon written notice of not less than thirty (30) trading days.

The Company intends to use the net proceeds from the Offering to advance its clinical trials, novel molecule programs and technologies surrounding the patient experience, and for working capital and general corporate purposes.

The Company has granted the Underwriters an over-allotment option to purchase up to an additional 2,001,000 Units at the Offering Price, exercisable in whole or in part at any time for a period ending 30 days from the closing of the Offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be CDN$34,517,250.

The Units will be offered by way of a short form prospectus to be filed in each of the provinces of Canada, other than the Province of Quebec, by way of a private placement in the United States, and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters, where the Units can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offering is expected to close on or about February 4, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the NEO Exchange and the securities regulatory authorities, and the satisfaction of other customary closing conditions.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Cybin Inc.

Cybin is a life sciences company advancing psychedelic pharmaceutical treatments for various psychiatric and neurological conditions. Cybin is developing novel molecules aiming to improve the pharmacokinetics of psychedelic therapeutics, as well as delivery systems and technologies designed to provide additional patient support. These new treatments are expected to be studied through clinical trials to confirm safety and efficacy.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Closing Date of the Offering, the intended use of proceeds of the Offering, the exercise of the Over-Allotment Option by the Underwriters, regulatory approvals, and the potential of Cybin’s psychedelic drug development programs and their potential for the treatment of psychiatric and neurological conditions. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Liaisons:

Jackie Poriadjian

Chief Marketing Officer, CYBIN

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications

agraf@kcsa.com